25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

TMX, NYSE - HBM
2023 No. 13

Hudbay Plan of Arrangement with Copper Mountain Overwhelmingly Supported by Shareholders at Special Meetings

Toronto, Ontario, June 13, 2023 - Hudbay Minerals Inc. ("Hudbay") (TSX, NYSE: HBM) and Copper Mountain Mining Corporation ("Copper Mountain") (TSX: CMMC) (ASX: C6C) are pleased to announce that the shareholders of both Hudbay and Copper Mountain have approved the resolutions required to consummate the previously announced plan of arrangement (the "Transaction"). At their respective special meetings of shareholders on June 13, 2023 (each, a "Meeting"), the resolutions were passed with the following results:

Hudbay

At the Meeting, the share issuance resolution required to consummate the Transaction was passed with the following voting results:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Votes FOR
173,883,694	277,212	99.84%

Copper Mountain

At the Meeting, Copper Mountain shareholders supported the Transaction with the following voting resultsi:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Votes FOR
96,399,411	6,780,783	93.43%

[i] In addition, approximately 93.00% of Copper Mountain shareholders voted in favour of the Transaction, excluding the votes required to be excluded by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"The overwhelming shareholder support solidifies the alignment of the Copper Mountain mine with Hudbay's strategic and financial objectives and the combined company is well-positioned to create meaningful value for all shareholders," said Peter Kukielski, President and Chief Executive Officer of Hudbay. Gil Clausen, President and Chief Executive Officer of Copper Mountain echoed this sentiment saying, "We are pleased with the strong endorsement by the company's shareholders indicating widespread support for the future of the combined company".

Transaction Highlights

The combination of Hudbay and Copper Mountain is on-strategy with strong industrial logic that will offer both sets of shareholders compelling benefits, as highlighted below:

  Scale - A larger-scale platform with three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers;

  Diversification - A geographically balanced portfolio in tier-one mining jurisdictions with approximately 55% of net asset valuei ("NAV") estimated to be from North American assets and 45% of NAV estimated to be from South American assets;
  Copper-Focused - A copper-focused portfolio with expected 2023 copper production of more than 150,000 tonnes in the second quartile position on the copper cost curveii, complemented by meaningful gold production;
  Efficiencies - An estimated US$30 millioniii per year of operating efficiencies and corporate synergies, including approximately US$20 million per year from operating cost reductions through the application of Hudbay's operating efficiency practices to the Copper Mountain mine;
  Deleveraging - Well-positioned for accelerated deleveraging in the near-term from increased diversification of cash flows and enhanced exposure to rising copper prices;
  Capital Allocation - An ability to maximize value from a larger organic growth pipeline by more efficiently allocating capital to projects that yield the highest risk-adjusted returns; the combined company's greater cash flow generation and strong balance sheet will enhance the ability to advance brownfield expansion opportunities and prudently develop Hudbay's Copper World project in Arizona, which will deliver meaningful growth to the combined company; and
  Valuation Re-rating Potential - The strategic and financial benefits from the Transaction ultimately position the combined company for a valuation re-rating.

Transaction Effective Date

In addition to shareholder approvals received, the Transaction is subject to final court approval and the satisfaction of certain other customary closing conditions for transactions of this nature. The Toronto Stock Exchange has conditionally approved the listing of the Hudbay common shares to be issued in connection with the Transaction, and the requisite regulatory approval for the Transaction under the Competition Act (Canada) has been obtained. It is currently anticipated that the effective date of the Transaction will occur on or about June 20, 2023.

As of the effective date, each Copper Mountain shareholder (other than any dissenting Copper Mountain shareholders) will receive 0.381 of a Hudbay share for each Copper Mountain share or Copper Mountain CDI held. As a result of the Transaction, Copper Mountain will become a wholly-owned subsidiary of Hudbay.

Further Information

For further information regarding the Transaction, please refer to the joint management information circular (the "Circular") filed by Hudbay and Copper Mountain. The Circular is available on SEDAR under each company's profile at www.sedar.com, under Hudbay's profile on EDGAR at www.sec.gov, under Copper Mountain's profile on the ASX at www.asx.com.au, on Hudbay's website at https://www.hudbayminerals.com and on Copper Mountain's website at http://www.cumtn.com.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company with long-life assets in North and South America. The company's Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Its Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. The value Hudbay creates and the impact it has are embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging our core strengths in community relations, focused exploration, mine development and efficient operations. Further information about Hudbay can be found on www.hudbay.com.

About Copper Mountain

Copper Mountain owns 75% of the Copper Mountain Mine, which is located in southern British Columbia near the town of Princeton. The Copper Mountain Mine produces approximately 100 million pounds of copper equivalent on average per year. Copper Mountain trades on the Toronto Stock Exchange under the symbol "CMMC" and Australian Securities Exchange under the symbol "C6C". Additional information is available on Copper Mountain's web page at www.CuMtn.com.

For investor and media inquiries, please contact:

Hudbay

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

Copper Mountain

Tom Halton

Director, Investor Relations and Corporate Communications

(604) 682-2992

Tom.Halton@CuMtn.com

Cautionary Note Regarding Forward-Looking Information

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's and Copper Mountain's expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to statements with respect to the consummation and timing of the Transaction; timing of the consummation of the Transaction; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of the Transaction; growth potential and expectations regarding the timing, receipt and anticipated effects of court and other consents and approvals; non-withdrawal of regulatory approvals; the impact of the Transaction on shareholders of Hudbay and Copper Mountain and other stakeholders and other anticipated benefits of the Transaction. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, amongst others, risks related to failure to receive the required court approval and other consents and approvals to effect the Transaction, the potential of a third party making a superior proposal to the Transaction, the possibility that the definitive arrangement agreement could be terminated under certain circumstances.

Forward-looking information are based on management of the parties' reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

Hudbay and Copper Mountain undertake no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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i NAV is based on analyst consensus estimates.

ii Based on Wood Mackenzie's 2023 by-product C1 copper cost curve (Q4 2022 dataset).

iii Pre-tax annual synergies achieved over the course of 3 years.